NEURAMETRIX, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022

NEURAMETRIX, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022

Contents

Rick Bornstein, CPA

"Unaudited"

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
NeuraMetrix, Inc.

We have reviewed the accompanying financial statements of NeuraMetrix, Inc. (the Company) which comprise the balance sheet as of December 31, 2022 and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended (since inception on February 28, 2022), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

We are required to be independent of NeuraMetrix, Inc. (the Company) and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

52 Edwin Place • Asheville, NC 28801 •
Email: practicalaccountant@msn.com

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 6 to the financial statements, the company is pre-revenue, has largely relied on funding from its founders, and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Asheville, North Carolina
July 27, 2023

NeuraMetrix, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Initiate Business Checking℠ (5715) - 1	9.00
Wise Checking Account	54.67
Total Bank Accounts	**$63.67**
Accounts Receivable	
Accounts receivable (A/R)	1,039.73
Total Accounts Receivable	**$1,039.73**
Total Current Assets	**$1,103.40**
TOTAL ASSETS	**$1,103.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	28,796.00
Total Accounts Payable	**$28,796.00**
Other Current Liabilities	
Short-term business loans	17,842.54
Total Other Current Liabilities	**$17,842.54**
Total Current Liabilities	**$46,638.54**
Total Liabilities	**$46,638.54**
Equity	
Common stock	9,248.64
Retained Earnings	
Net Income	-54,783.78
Total Equity	**$ -45,535.14**
TOTAL LIABILITIES AND EQUITY	**$1,103.40**

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

NeuraMetrix, Inc.

Statement of Income
For the Period Ended
December 31, 2022

	TOTAL
Income	
Sales	15,300.00
Total Income	**$15,300.00**
Cost of Goods Sold	
Cost of goods sold	
Equipment rental - COGS	17,926.57
Total Cost of goods sold	**17,926.57**
Total Cost of Goods Sold	**$17,926.57**
GROSS PROFIT	**$ -2,626.57**
Expenses	
Advertising & marketing	
Domain Expense	806.21
IT Misc	1,547.00
Website	599.00
Total Advertising & marketing	**2,952.21**
Business licenses	565.83
Contract labor	41,699.61
General business expenses	
Bank fees & service charges	354.67
Total General business expenses	**354.67**
Legal & accounting services	
Accounting fees	646.98
Patent fees	3,955.00
Total Legal & accounting services	**4,601.98**
Office expenses	
Office supplies	136.90
Shipping & postage	921.87
Software & apps	99.00
Total Office expenses	**1,157.77**
Regulatory Fees	320.50
Research Studies	250.00
Taxes paid	93.50
Utilities	
Internet & TV services	161.14
Total Utilities	**161.14**
Total Expenses	**$52,157.21**
NET OPERATING INCOME	**$ -54,783.78**
NET INCOME	**$ -54,783.78**

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

NeuraMetrix, Inc.

Statement of Changes in Shareholders' Equity

February 28 2022 - December 31, 2022

| | Common Stock | | Retained | Total Shareholders' |
	Number	Amount	Deficit	Equity
Balance at January 1, 2022	0	$ -	$ -	$ -
Issuance of Stock	1,039,726	$ 9,248.64		$ 9,248.64
Net Loss			$ 54,783.78	$ (54,783.78)
Balance December 31, 2022	1,039,726	$ 9,248.64	$ 54,783.78	$ (45,535.14)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

NeuraMetrix, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-54,783.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	-1,039.73
Accounts Payable (A/P)	28,796.00
Short-term business loans	17,842.54
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**45,598.81**
Net cash provided by operating activities	**$ -9,184.97**
FINANCING ACTIVITIES	
Common stock	9,248.64
Net cash provided by financing activities	**$9,248.64**
NET CASH INCREASE FOR PERIOD	**$63.67**
CASH AT END OF PERIOD	**$63.67**

See independent accountant's review report. The accompanying notes are an integral part
of these financial statements.

NeuraMetrix, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FEBRUARY 28 THROUGH DECEMBER 31, 2022

1. NATURE OF OPERATIONS

NeuraMetrix, Inc. (the "Company") was formed in North Carolina on February 28, 2022. The Company is a C corporation.

NeuraMetrix invented a digital biomarker measuring the inconsistency of a person's Typing Cadence (TC, the rhythm with which a person types on a keyboard) to monitor brain health. The Company plans to use this biomarker for patients that suffer from Neurological diseases and Psychiatric disorders but also for broader applicability like Sports Medicine and Occupational Health Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

Preparing financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company maintains its cash with a significant financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company may sometimes maintain balances over the federally insured limits.

Revenue Recognition

The Company recognizes revenues by FASB ASC 606, revenue from contracts with customers when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped.

Equipment Rental

The total amount of the equipment rental is for our servers at AWS.

Contract Labor

The NeuraMetrix team of four are all paid as independent contractors. Most of the contract labor fees during 2022 have been paid to our EVP Strategic Partnerships.

Accounts Payable

The Accounts Payable balance consists of unpaid expense reports to the two founders.

Short-term loans

The short-term loans are all from the two founders.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 10,000,000 shares of Common stock. As of December 31, 2022, the Company had 1,039,726 shares of Common Stock issued and outstanding.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising from operations in the ordinary course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary business. The Company has a net loss of $54,783.78 and liquid assets in cash of $63.67, less than a year's worth of cash reserves as of December 31, 2022. These factors typically raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. Suppose it is unable to obtain sufficient amounts of additional capital. In that case, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.